

March 5, 2014

Via E-Mail
Asa Lanum
Chief Executive Officer
Innovaro, Inc.
2109 Palm Avenue
Tampa, FL   33605

> **Re: Innovaro, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 15, 2013**
> **File No. 001-15941**

Dear Mr. Lanum:

We issued comments to you on the above captioned filing on February 11, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 19, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief